EXHIBIT 99.1

Evotec and Galapagos enter into collaboration in the field of fibrosis

Mechelen, Belgium, and Hamburg, Germany; 7 February 2019, 7.30 CET - Evotec AG (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809), and Galapagos NV (Euronext & NASDAQ: GLPG) today announced a global collaboration focused on a novel target for fibrosis and other indications.

The collaboration concerns a small-molecule program, currently in pre-clinical drug development for the treatment of fibrotic diseases of the liver and other organs. The target has been identified and validated using Evotec's proprietary platforms for fibrotic diseases and NASH. Evotec utilised its in-house assay development and drug screening capabilities to identify small-molecule modulators against the target, which remains undisclosed.

In exchange for global commercialization rights to Galapagos, Evotec receives an upfront payment, and is eligible for potential milestone and royalty payments. Galapagos will be responsible for all further development of the program. Furthermore, Galapagos will have access to specific screening formats at Evotec to support the final pre-clinical development.

Dr. Cord Dohrmann, Chief Scientific Officer of Evotec, comments: "We are delighted to be working with Galapagos on this innovative project in an area of high unmet medical need. The team at Galapagos share our focus on novel, first-in-class therapeutic candidates and we are glad to be part of their portfolio building."

"Following the Fibrocor partnership announced early January, the collaboration with Evotec announced today again underlines our commitment to expanding our fibrosis franchise," says Dr. Piet Wigerinck, Chief Scientific Officer of Galapagos. "We highly regard the scientific know-how of Evotec, and are hence very much looking forward to collaborating with the team."

About Evotec
Evotec is a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. We operate worldwide and our more than 2,500 employees provide the highest quality stand-alone and integrated drug discovery and development solutions. We cover all activities from target-to-clinic to meet the industry's need for innovation and efficiency in drug discovery and development (EVT Execute). The Company has established a unique position by assembling top-class scientific experts and integrating state-of-the-art technologies as well as substantial experience and expertise in key therapeutic areas including neuronal diseases, diabetes and complications of diabetes, pain and inflammation, oncology, infectious diseases, respiratory diseases and fibrosis. On this basis, Evotec has built a broad and deep pipeline of approx. 100 co-owned product opportunities at clinical, pre-clinical and discovery stages (EVT Innovate). Evotec has established multiple long-term alliances with partners including Bayer, Boehringer Ingelheim, Celgene, CHDI, Novartis, Novo Nordisk, Pfizer, Sanofi, Takeda, UCB and others. For additional information please go to www.evotec.com and follow us on Twitter @EvotecAG.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact:

Evotec:
Gabriele Hansen
VP Corporate Communications & Investor Relations
+49.40.56081-255
gabriele.hansen@evotec.com

Galapagos Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Sofie Van Gijsel
Director IR
+32 485 19 14 15
ir@glpg.com

Galapagos Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, any compounds coming out of the inlicensed program, as well as statements regarding potential future milestone and royalty payments. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding the further development of the inlicensed program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from research and development programs may not support further development of the compound(s) due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.